

Mail Stop 4561

September 28, 2007

Karol Kapinos, President
Bluesky Systems, Corp.
191 Chestnut Street
Springfield, MA 01103

> **Re:** **Bluesky Systems, Corp.**
> **Amendment No. 2 to Form 10-SB**
> **Filed September 13, 2007**
> **File No. 000-52548**

Dear Mr. Kapinos:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 1. Description of Business, page 3

1. We note your response to comment one of our letter dated August 14, 2007 that you do not have any procedures in place for independent voting and compartmentalization of assets and opportunity. It is not clear how you can minimize the conflicts associated with the fact that Axiom III and Moixa III are in the same business, operate in the same geographic area, and are controlled by the same people as you. Please revise to discuss the basis for the disclosure that you can mitigate the conflicts in light of the fact that you do not have any procedures in place.

2.   We note your response to comment two and the removal of disclosure stating that you and the other companies have "strong relationships," "obvious similarities," and "number of shareholders in common." The removed language appears to have been inserted in your amendment because of comment one in our original comment letter dated May 1, 2007. Since this is the first mention of Axiom III and Moixa III, please revise to discuss the nature of the relationship between you and these entities by disclosing that:

- your President, Karol Kapinos and your only other officer and 79% controlling shareholder, Duane Bennett, also control Axiom III and Moixa III,
- Axiom III and Moixa III have the same business plan as you and operate in the same city
- Axiom III and Moixa III are managed by the same property management company, Lassard

3.   We note your responses to comments three through six by removing the language that was inserted in your prior amendment. It appears that the removed language was inserted in the previous amendment to address comment two of our letter dated May 1, 2007 that requested that you discuss the business purpose of incorporating three separate <u>public</u> entities for three properties that are within three miles of each other. Please revise to address our original comment regarding the purpose for incorporating three separate public entities for three properties within three miles of each other.

4.   We note the additional disclosure at the top of page four that having your shares quoted would allow you to use your shares to "acquire other businesses," which "would not be limited to acquiring only companies in our industry." We note from page 25 that Mr. Bennett had been the President of ABC Realty and Xenicent, both of which began as real estate related entities and were subsequently acquired by Chinese entities in unrelated businesses. Please revise here to discuss this history and disclose whether such business combinations would be similar to those that occurred with ABC Realty and Xenicent, Inc. Also, clarify whether any "acquisition" may result in a change of control or a change of business.

5.   It is not clear how being quoted on the OTCBB would provide you with "greater visibility and potential for publicity than a private enterprise." Please revise to clarify.

Property Location Procedures, page 6

6.   We note the revised disclosure that your secretary will perform the detailed market and financial analysis regarding each property you decide to review. We also note that he acquired "training from his past experiences with ABC

Realty, Inc. and Xenicent, Inc." Please revise to elaborate on the activities that he engaged in with both of the noted companies prior to their business combinations with unrelated businesses in unrelated industries.

Purchase Procedures, page 7

7. We note the additional disclosure on page eight that you plan to evaluate properties not listed for sale because you would be able to get such property at a lower cost due to not having to pay realtor commissions. Since the seller typically pays real estate commissions, please explain how your costs would be reduced.

Our Financing Procedures, page 8

8. We note your response to comment 12 that you eliminated the reference to your belief that you can use this same approach for future purchases. However, we note that the reference continues to appear in the second paragraph on page 9. Please revise or advise.

Risk Factors, page 11

9. We note your response to comment 14 that you have reconciled the disclosure regarding your estimated need for funds as a "range of $25,000 to $1,000,000" with your disclosure that your current level of operations would require capital of approximately $40,000 to sustain your operations through year 2007. However, the disclosure remains unchanged and we are unable to locate disclosure that reconciles this discrepancy. Further, we note the same disclosure on page 16 under the "Liquidity and Capital Resources" section. It is not clear how the low end of the range could be $25,000 since you have estimated the cost of complying with the Securities Exchange Act of 1934 at $40,000. Further, we note your disclosure on page 20 that your "current levels of operations would require capital of approximately $40,000 to sustain operations through year 2007 and approximately $35,000 per year thereafter." Please revise to reconcile these disclosures throughout the document.

Item 2. Management's Discussion and Analysis of Financial Condition, page 14

Results of Operations, page 14

Revenues for the three and six months ended June 30, 2007 and 2006, page 14

10. Please revise to discuss the reason(s) for the decrease in revenues. In this connection, we note your disclosure that your expired leases are now month-to-month.

Income/Losses for the six months ended June 30, 2007 and 2006, page 15

11.   Please revise to discuss the percentage changes in net losses for the disclosed periods.

Liquidity and Capital Resources, page 16

12.   We note the reference to your "strategic alliance with China World Trade." In the appropriate section, please revise to discuss the material terms of this strategic alliance and the business conducted by China World Trade. Considering your size and financial condition, this would appear to be a material relationship. If the relationship is controlled by a document, please file such document.

Liquidity and Capital Resources, page 20

13.   We continue to note the disclosure here that your "current levels of operations would require a range of $25,000 to $1,000,000…" Considering the size of the range, please revise to clarify your capital expenditures and discuss the scenarios behind various levels of expenditures.

Part II

Recent Sale of Unregistered Securities, page 31

14.   We note that you relied upon Section 4(6) of the Securities Act of 1933 in issuing your shares to Northeast Nominee Trust. Please advise if you filed the required notice with the Commission when you engaged in the noted sale.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Wilson Lee at (202) 551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Duc Dang at (202) 551-3386 or the undersigned at (202) 551-3495 with any other questions.

Sincerely,

Elaine Wolff
Branch Chief

cc: Karol Kapinos
       Fax No. 413-781-1653